Exhibit (a)(7)

NOV – 2 2012

Paul R.J. Connolly, OSB #844090

paul@connollypc.com

Kevin J. Jacoby, OSB #063783

kevin@connollypc.com

Tyler P. Malstrom, OSB #094325

2731 Twelfth St. SE

PO Box 3095

Salem, OR 97302

Telephone: (503) 585-2054

Facsimile: (503) 584-703

Shannon L. Hopkins (pro hac vice to be filed)

shopkins@zlk.com

LEVI & KORSINSKY, LLP

30 Broad Street, 24th Floor

New York, New York 10004

Telephone: (212) 363-7500

Facsimile: (212) 363-7171

Of Attorneys for Plaintiff.

IN THE CIRCUIT COURT FOR THE STATE OF OREGON

FOR MULTNOMAH COUNTY

JOSEPH POLYAK, individually and on behalf	)	Case No. 1211 – 13933
of all others similarly situated,	)
	)	COMPLAINT
	)	1. Breach of Fiduciary Duty
Plaintiff,	)	2. Aiding and Abetting Breach of
	)	Fiduciary Duty
v.	)
	)	Prayer Amount: $0 (Injunctive Relief Only)
ROBERT C. WARREN, JR., HENRY W.	)
WESSINGER II, PETER D. NICKERSON,	)	NOT SUBJECT TO MANDATORY
NANCY A. WILGENBUSCH, NICHOLAS R.	)	ARBITRATION
LARDY, JAMES S. OSTERMAN, DUANE C.	)
MCDOUGALL, CASCADE	)	JURY TRIAL IS REQUESTED
CORPORATION, TOYOTA INDUSTRIES	)
CORPORATION, and INDUSTRIAL	)	FEE AUTHORITY: ORS 21:135(1), (2)(a)
COMPONENTS AND ATTACHMENTS II,	)
INC.,	)
)
Defendants.

Plaintiff Joseph Polyak (“Polyak”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

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COMPLAINT – Page 1

NATURE OF THE CASE

1. Plaintiff brings this class action on behalf of the public stockholders of Cascade Corporation (“Cascade” or the “Company”) against Cascade’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Toyota Industries Corporation (“Toyota”) by means of an unfair process and for an unfair price.

2. Cascade is a global leader in the design, manufacture and marketing of materials handling equipment and related technologies. Cascade manufactures materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent, the construction industry.

3. On October 22, 2012, Toyota and the Company announced a definitive agreement under which Toyota, through its wholly owned subsidiary Industrial Components and Attachments II, Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Cascade for $65.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $759 million.

4. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Cascade’s strong performance as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company.

5. While shareholders are being cashed out at an unfair price, the Company’s CEO and president Robert C. Warren Jr. (“Warren”) will retain his employment with the company after the closing of the merger. Additionally, as stated in an October 22, 2012 OregonLive.com article, the Proposed Transaction “will also prove lucrative for the Warren family, which controls about 1.9 million shares worth about $125 million based on the buyout price.”

6. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated

COMPLAINT – Page 2

October 22, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Toyota with 4 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Toyota a termination fee of $30,360,969 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Cascade.

7. Additionally, Warren and Warren Holdings, LLC (“Warren Holdings”), a Warren family-managed limited liability company, have entered into voting agreements in support of the merger. As a result, approximately 14% of the Company’s outstanding shares are already locked-up in favor of the Proposed Transaction.

8. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Cascade, Toyota and Merger Sub have aided and abetted such breaches by Cascade’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Cascade.

10. Cascade is a corporation organized and existing under the laws of the State of Oregon. It maintains its principal executive offices at 2201 N.E. 201st Avenue Fairview OR 97024-9718.

11. Defendant Warren has been the President and Chief Executive Officer of the Company since 1996 and a director of the Company since 1982.

12. Defendant Duane C. McDougall (“McDougall”) has been a director of the Company since 2002.

13. Defendant James S. Osterman (“Osterman”) has been a director of the Company since 1994 and is the Chairman of the Board.

COMPLAINT – Page 3

14. Defendant Nicholas R. Lardy (“Lardy”) has been a director of the Company since 1993.

15. Defendant Nancy A. Wilgenbusch (“Wilgenbusch”) has been a director of the Company since 1997.

16. Defendant Peter D. Nickerson (“Nickerson”) has been a director of the Company since 2007.

17. Defendant Henry W. Wessinger II (“Wessinger”) has been a director of the Company since 1998.

18. Defendants referenced in ¶¶ 11 through 17 are collectively referred to as Individual Defendants and/or the Board.

19. Defendant Toyota is a Japanese corporation with its headquarters located at 2 1 Toyoda Cho Kariya Shi Aichi MO 00000. Toyota is a leading transportation equipment company engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally.

20. Defendant Merger Sub is a Delaware corporation wholly owned by Toyota that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

21. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Cascade and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

22. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

COMPLAINT – Page 4

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of Cascade.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action on behalf of all persons and/or entities that own Cascade common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

26. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to

COMPLAINT – Page 5

the Merger Agreement, 11,199,400 shares of common stock were represented by the Company as outstanding as of October 18, 2012. All members of the Class may be identified from records maintained by Cascade or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

27. Questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have Cascade, Toyota and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

28. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

29. Plaintiff is committed to prosecuting this action, will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

31. Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

COMPLAINT – Page 6

32. Defendants have acted on grounds generally applicable to the class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

33. Cascade is a global leader in the design, manufacture and marketing of materials handling equipment and related technologies. Cascade manufactures materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent, the construction industry.

34. Cascade has performed exceptionally well over the past several years. The Company’s stock price of $55.08 on October 19, 2012, the last day of trading before the announcement of the Proposed Transaction, is more than twice $26.65, the Company’s stock price on the same date in 2009. Furthermore, the Company nearly tripled its profits in the fiscal year that ended in January 2012 to more than $63 million, along with increasing sales 31% to nearly $535 million.

35. Although this year the Company has been hampered by reduced sales of its products to China, increases in net sales indicate that the Company is still continuing to grow. Highlights from the Company’s first quarter ended April 30, 2012 financial results include:

Net sales of $141 million for the first quarter of fiscal 2013 were 5% higher than net sales of $136 million for the first quarter of fiscal 2012, excluding the impact of changes in foreign currency exchange rates.

Consolidated net sales during the first quarter of fiscal 2013 increased 5% over the first quarter of fiscal 2012, excluding the impact of foreign currency changes. The increase in net sales was due to higher sales volumes as a result of a strong global lift truck market and sales price increases.

36. Similarly, highlights from the Company’s second quarter ended July 31, 2012 include:

Net sales of $136 million for the second quarter of fiscal 2013 were 4% higher than the second quarter of fiscal 2012, excluding the impact of changes in foreign currency exchange rates.

Consolidated net sales during the second quarter of fiscal 2013 increased 4% over the second quarter of fiscal 2012, excluding the impact of foreign currency changes. The increase in net sales was due to higher sales volumes of products related to the construction industry and strong lift truck markets in the Asia Pacific region

COMPLAINT – Page 7

37. In a press release dated October 22, 2012, the Company announced that it had entered into a merger agreement with Toyota pursuant to which Toyota, through Merger Sub, will acquire will commence a tender offer to acquire all of the outstanding shares of Cascade for $65.00 per share in cash. The Proposed Transaction is valued at approximately $759 million.

38. Given the Company’s recent strong performance, and its positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Toyota is seeking to acquire the Company at the most opportune time, at a time when the Company is performing well and is positioned for growth.

39. The Proposed Transaction provides a premium of just 18% based on the closing price of $55.08 on October 19, 2012, the last day of trading before the announcement of the Proposed Transaction.

40. In addition, the Proposed Transaction consideration fails to adequately compensate Cascade’s shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Toyota and will allow them to broaden their business. As stated by Tetsuro Toyoda (“Toyoda”) Toyota’s President and Representative Director:

Cascade Corporation has a strong reputation for providing customers with the latest technology in materials handling attachments for lift trucks and is widely considered to be the innovative leader with high-quality, customizable products. We’ve long known Cascade as a reliable and world-class supplier to our materials handling business, and we look forward to better meeting our customers’ logistical needs by broadening our lift truck business. We remain committed to serving all of Cascade’s customers.

41. Despite the significant synergies inherent in the transaction for Toyota, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Toyota.

COMPLAINT – Page 8

42. While shareholders are being cashed out at an unfair price, Warren will retain his employment with the company after the closing of the merger. Additionally, as stated in an October 22, 2012 OregonLive.com article, the Proposed Transaction “will also prove lucrative for the Warren family, which controls about 1.9 million shares worth about $125 million based on the buyout price.”

43. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44. Section 5.2 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Toyota. Section 5.2(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

45. Pursuant to section 5.2(c) and (d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Toyota of the bidder’s identity and the terms of the bidder’s offer. Thereafter, § 5.3(b) demands that should the Board determine to enter into a superior competing proposal, it must grant Toyota 4 business days in which the Company must negotiate in good faith with Toyota (if Toyota so desires) and allow Toyota to amend the terms of the Merger Agreement to make a counter-offer so that the Superior Proposal ceases to be superior. In other words, the Merger Agreement gives Toyota access to any rival bidder’s information and allows Toyota a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Toyota and piggy-back upon the due diligence of the foreclosed second bidder.

46. The Merger Agreement also provides that a termination fee of $30,360,969 must be paid to Toyota by Cascade if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

COMPLAINT – Page 9

47. Toyota is also the beneficiary of a “Top-Up” provision that ensures that Toyota gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Toyota receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Toyota fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Toyota an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

48. Moreover, in connection with the Proposed Transaction, Warren and Warren Holdings, who collectively own approximately 14% of Cascade’s common stock, have entered into voting agreements to vote in favor of the Proposed Transaction with Toyota. Accordingly, 14% of Cascade’s common stock is already “locked up” in favor of the Proposed Transaction.

49. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

50. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

51. Plaintiff repeats all previous allegations as if set forth in full herein.

52. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Cascade and have acted to put their personal interests ahead of the interests of Cascade shareholders.

COMPLAINT – Page 10

53. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Cascade’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

54. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Cascade because, among other reasons:

(a) they failed to take steps to maximize the value of Cascade to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Cascade; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Cascade’s assets and will be prevented from benefiting from a value - maximizing transaction.

56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Cascade, Toyota, and Merger Sub)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. As alleged in more detail above, Defendants Cascade, Toyota, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

60. As a result, Plaintiff and the Class members are being harmed.

61. Plaintiff and the Class have no adequate remedy at law.

/ / /

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COMPLAINT – Page 11

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DATED this 2nd day of November, 2012	By:
Paul R.J. Connolly, OSB #844090
Kevin J. Jacoby, OSB #063783
Tyler P. Malstrom, OSB #094325
Of Attorneys for Plaintiff

Shannon L. Hopkins (pro hac vice to be filed)
shopkins@zlk.com
LEVI & KORSINSKY, LLP
30 Broad Street, 24th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

COMPLAINT – Page 12